Exhibit (a)(5)(E)

EFiled: Feb 14 2013 06:05PM EST Transaction ID 49546156 Case No. 8280VCN

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JAMES J. SCERRA, On Behalf of Himself and All	)
Others Similarly Situated,	)
)
Plaintiff,	)	C.A. No. 8280-VCN
)
v.	)
)
JOSEPH L. COWAN, JOHN C. DORMAN,	)
EDWARD D. HOROWITZ, BRUCE A. JAFFE,	)
DONALD W. LAYDEN, JR., MICHAEL E.	)
LEITNER, ERVIN R. SHAMES, WILLIAM H.	)
WASHECKA, BARRY D. WESSLER, ONLINE	)
RESOURCES CORPORATION, ACI	)
WORLDWIDE, INC. and OCELOT	)
ACQUISITION CORP.,	)
)
Defendants.	)

VERIFIED AMENDED CLASS ACTION COMPLAINT

Plaintiff James J. Scerra (“Plaintiff”), on behalf of himself and all others similarly situated, by his attorneys, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge:

NATURE OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of holders of the common stock of Online Resources Corporation (“Online Resources” or the “Company”) to enjoin the acquisition of the publicly owned shares of Online Resources common stock by ACI Worldwide, Inc. (“ACI”) through its wholly owned subsidiary Ocelot Acquisition Corp., (“Acquisition Sub”).

2. On January 31, 2013, Online Resources and ACI jointly announced that they had entered into a definitive transaction agreement for ACI to acquire Online Resources, via a tender offer, in a deal with a total enterprise value of approximately $263 million. Under the terms of the Proposed Buyout (defined below), Online Resources common shareholders will receive $3.85 per share in cash for each Online Resources share they own.

3. Specifically, the Transaction Agreement dated January 31, 2013 ACI will cause Acquisition Sub to commence a tender offer (the “Offer”) as promptly as practicable after January 30, 2013, for all of Online Resources’ outstanding shares of common at a purchase price of $3.85 per share in cash, without interest, less any applicable withholding taxes. The Offer is subject to the condition that there be validly tendered that number of Online Resources shares that constitutes a majority of all of the Online Resources outstanding shares and entitled to vote in the election of directors. Following the Offer, ACI will acquire any Online Resources shares not purchased in the Offer in a second-step merger (collectively the Offer and the Second-Step Merger are referred to herein as the “Proposed Buyout”).

4. In early 2011, Online Resources reported that it had received unsolicited bids from multiple third parties and thereafter solicited bids from additional third parties. On March 15, 2011, Online Resources announced that it had “determined that the completion of a transaction on acceptable terms was unlikely at this time and that the best course of action to achieve the highest shareholder value is to continue to aggressively pursue our long-term strategic growth plan.” After trading consistently above $4 even before announcement of possible business combinations and consistently above $6 in anticipation of a possible combination, Online Resources stock collapsed and has never recovered.

5. Since March 2011, Online Resources has aggressively pursued its long-term strategic growth plan and has been reporting significant improvements in its financials and prospects. Indeed, Online Resources reports that it is in the middle of the investment heavy stage of its strategic growth plan, which should set the groundwork for greatly improved earnings and financial conditions.

6. ACI is well aware of Online Resources’ improving financial metrics. Knowing that the Company’s new strategic vision is in place and the Company’s performance is recovering, ACI recognized that it had an opportunity to cash in on Online Resources’ undervalued stock price by acquiring the Company before it felt the full effects of its improving financial condition resulting from the Company’s implementation of its strategic overhaul. As such, ACI, is in possession of non-public information regarding the performance of Online Resources and is taking advantage of its position to acquire the Company at a substantial discount to its true value.

7. Thus, the consideration being offered to Online Resources public stockholders in the Proposed Buyout is unfair and grossly inadequate because, among other things, the intrinsic value of Online Resources common stock is materially in excess of the amount offered given the Company’s recent financial performance together with its prospects for future growth and earnings.

8. The Individual Defendants’ (defined below) conduct constitutes a breach of their fiduciary duties owed to all public shareholders of Online Resources, and a violation of applicable legal standards governing the Defendants’ conduct. The Proposed Buyout is designed to preclude other potential bidders to emerge with superior offers while also precluding shareholders from voicing opposition, as the Transaction Agreement contains certain preclusive devices, including a substantial termination fee ($8,000,000) and a top-up option (“Top-Up Option”), which is coercive because it can be used to reach the 90% threshold to effectuate a short form merger, thus allowing the Company to pursue a merger without a shareholder vote.

9. In pursuing the unlawful plan to facilitate the acquisition of Online Resources by ACI for grossly inadequate consideration, through a flawed process, each of the Defendants (defined below) violated applicable law by directly breaching and/or aiding the other Defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

10. In addition, on February 8, 2013, Online Resources, filed with the Securities and Exchange Commission (the “SEC”) a Solicitation/Tender Offer Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto or incorporated therein by reference, the “Schedule 14D-9”) related to the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), in each case filed by Acquisition Sub and ACI with the SEC. The Offer is described in, and the Offer to Purchase and Letter of Transmittal are included in, a Tender Offer Statement (as amended or supplemented from time to time, and together with the exhibits thereto, the “Tender Offer Statement”), filed by Acquisition Sub and ACI with the SEC on February 8, 2013. Copies of the Offer to Purchase and form of Letter of Transmittal are being mailed to Online Resources’ shareholders together with the Schedule 14D-9.

11. The Schedule 14D-9 fails to disclose material information concerning the events leading up to the announcement of the Proposed Buyout.

12. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Offer or, in the event the Offer is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith and due care.

THE PARTIES

13. Plaintiff is, and at all relevant times was a stockholder of Defendant Online Resources since prior to the wrongs complained of herein.

14. Online Resources is a corporation organized and existing under the laws of Delaware, with its principal executive offices located at 4795 Meadow Wood Lane, Chantilly, Virginia. Online Resources develops and supplies our proprietary Digital Payment Framework to power ePayments choices between millions of consumers and financial institutions, creditors and billers.

15. Defendant John C. Dorman (“Dorman”) is and has been Chairman of the Board of Online Resources since 2010.

16. Defendant Joseph L. Cowan (“Cowan”) is and has been a director of Online Resources and President and Chief Executive Officer since 2010.

17. Defendant Edward D. Horowitz (“Horowitz”) is and has been a director of Online Resources since 2009.

18. Defendant Bruce A. Jaffe (“Jaffe”) is and has been a director of Online Resources since 2009.

19. Defendant Donald W. Layden, Jr. (“Layden”) is and has been a director of Online Resources since 2010.

20. Defendant Michael E. Leitner (“Leitner”) is and has been a director of Online Resources since 2007.

21. Defendant Ervin R. Shames (“Shames”) is and has been a director of Online Resources since 2000.

22. Defendant William H. Washecka (“Washecka”) is and has been a director of Online Resources since 2004.

23. Defendant Barry D. Wessler (“Wessler”) is and has been a director of Online Resources since 2000.

24. Defendants Dorman, Cowan, Horowitz, Jaffe, Layden, Leitner, Shames, Washecka and Wessler are collectively referred to hereinafter as the “Individual Defendants.”

25. Each of the Individual Defendants herein is sued individually, and as an aider and abettor, as well as in his or her capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

26. Defendant ACI is a corporation organized and existing under the laws of Delaware, with its principal executive offices located at 120 Broadway, Suite 3350, New York, New York. ACI develops, markets, installs and supports a broad line of software products and services primarily focused on facilitating electronic payments.

27. Defendant Acquisition Sub is a Delaware corporation and wholly owned subsidiary of ACI formed solely for the purpose of entering into the Transaction Agreement and consummating the Offer, and has not conducted any business operations other than those incident to its formation.

28. Collectively, the Individual Defendants, ACI, Online Resources and Acquisition Sub are referred to herein as the “Defendants.”

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANT

29. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other shareholders of Online Resources and owe Plaintiff and the other members of the Class (defined herein) the duties of good faith, fair dealing and loyalty.

30. By virtue of their positions as directors and/or officers of Online Resources, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Online Resources to engage in the practices complained of herein.

31. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a)	adversely affects the value provided to the corporation’s shareholders;

(b)	contractually prohibits them from complying with or carrying out their fiduciary duties;

(c)	discourages or inhibits alternative offers to purchase control of the corporation or its assets;

(d)	will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders; or

(e)	will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

32. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Buyout, violated duties owed to Plaintiff and the other shareholders of Online Resources, including their duties of loyalty, good faith and independence, insofar as they, inter alia, engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the other shareholders of Online Resources common stock.

CLASS ACTION ALLEGATIONS

33. Plaintiff brings this action pursuant to the Court of Chancery Rule 23, on behalf of all holders of Online Resources common stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

34. This action is properly maintainable as a class action.

35. The Class is so numerous that joinder of all members is impracticable. As of October 31, 2012, there were 32,889,083 shares of Online Resources common stock issued and outstanding. The actual number of public shareholders of Online Resources will be ascertained through discovery.

36. Questions of law and fact that are common to the Class, including, among others:

(a)	whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to Plaintiff and the Class;

(b)	whether the Individual Defendants have engaged and continue to engage in a scheme to benefit themselves at the expense of Online Resources shareholders in violation of their fiduciary duties;

(c)	whether the Individual Defendants are acting in furtherance of their own self-interest to the detriment of the Class; and

(d)	whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.

37. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

38. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

39. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

A.	Background

40. Online Resources develops and supplies our proprietary Digital Payment Framework to power ePayments choices between millions of consumers and financial institutions, creditors and billers. The Company has two primary business lines: bill payment and transaction processing, and online banking and account presentation. The Company’s digital bill payment services directly link financial interactions between banks and billers, while our outsourced, web- and phone-based financial technology services enable clients to fulfill payment, banking and other financial services to their millions of end users. The Company’s Digital Payment Framework is built upon a foundation of security and innovation, and features a wide range of configurable services enabling the Company’s clients to take advantage of industry-leading agility, flexibility and breadth of solution.

41. On January 21, 2011, Online Resources announced that:

[the] Boards of Directors [are] evaluating unsolicited expressions of interest in potential business combinations that it has received from third parties. The Board is considering these alternatives against the long-term strategic growth plan that it recently approved in order to determine whether there is now an option that can deliver greater shareholder value. Under the strategic plan, the Company has enhanced its management team and is currently investing in technology, products and organizational structure to drive revenue growth and margin improvement.

42. Defendant Cowan, president and chief executive officer of Online Resources, stated, in part:

“Since I arrived as CEO in June, we have worked diligently to develop a long-term plan to put Online Resources back on the path to sustainable growth by investing in new ways to provide exceptional value to our customers…. We have a robust and unique set of core assets at Online Resources, and I believe that with the strong team we have in place, we can deliver against the objectives defined in the plan. However, because we have also been approached by other parties, the Company has an obligation to examine other potential value-creating alternatives that may now exist for our shareholders.”

43. On March 15, 2011, Online Resources reported its 4Q financial results and announced that it had abandoned pursuit of a business combination. The press release stated, in part that “[t]he Company’s Board of Directors announced that, after careful consideration, it has terminated its evaluation of potential business combinations and is not actively pursuing alternatives to the Company’s long-term strategic growth plan.” In addition, Defendant Cowan, stated:

“The Board of Directors determined that the completion of a transaction on acceptable terms was unlikely at this time and that the best course of action to achieve the highest shareholder value is to continue to aggressively pursue our long-term strategic growth plan…. We have identified clear objectives to re-focus and maximize our technology, products and organizational structure to drive revenue and earnings growth. We are bullish about the opportunities that lie ahead for Online Resources.” (emphasis added)

44. After trading consistently above $4 even before announcement of possible business combinations and consistently above $6 in anticipation of a possible combination, Online Resources stock collapsed as evidenced in the chart below:

45. Since March 2011, Online Resources has aggressively pursued its long-term strategic growth plan and has been reporting significant improvements in its financials and prospects.

46. On March 14, 2012, Online Resources reported its 4Q and full-year results and confirmed that it was on track with its strategic growth plan. Defendant Cowan stated, in part:

“We made a great deal of progress on the long-term strategic growth plan we presented in March 2011…. We’ve focused the Company on becoming an innovative, best-of-breed solution provider in the payments market, opened a first-class development center in India and began the process of optimizing and consolidating the technology that we possess. All the while, we’ve met or exceeded the revenue and earnings direction we provided for 2011 at this time last year and for each of the 2011 quarters.”

“We had record sales in the fourth quarter, contributing to a record sales year. I’m very pleased with this as I believe it validates some of the early steps we’ve taken. With opportunity often comes challenge however, and this is no exception. In 2012, we expect to make additional investments, reprioritize planned investments and extend our investment period to ensure we can implement and service this new business.” (emphasis added)

47. On May 7, 2012, Online Resources reported its 1Q financial results and confirmed again progress in achieving its strategic growth plan. Defendant Cowan stated, in part:

“In the first quarter, revenue was in-line with our expectations, growing by 5% relative to the first quarter of last year,”…. “Earnings measures were higher than our expectations owing to some expense reversals that are not expected to recur in the future and the deferral of other expenses to later this year.”

“I’m pleased with the progress the Company is making on the long-term strategic growth plan. I believe the revenue and earnings growth we saw this past quarter are partially the result of the plan we set upon over a year ago. As such, I’m confident in the course we have set for the Company and the expectations we discussed two months ago.”

48. On November 8, 2012, Online Resources reported its 3Q financial results and confirmed continued progress in achieving its strategic growth plan. Defendant Cowan stated, in part:

“Revenue and earnings were better than expected in the third quarter,”…. “During the quarter we benefited from higher professional services revenue in our banking business that is non-recurring in nature. Excluding the higher professional services revenue, revenue and earnings would still have been at the high end of guidance.”

“As can be seen from the sequential decline in earnings in the third quarter, we have entered the major investment stage of our strategic growth plan,”…. “We anticipate that these investments will continue to grow in the fourth quarter of 2012. These investments in product management, marketing, sales and client services, operations and technology should allow us to drive increased revenue and earnings growth in late 2013 and beyond.”

49. Rather than permitting the Company’s shares to trade freely and allowing its public shareholders to reap the benefits of the Company’s long-term strategic growth plan, the Individual Defendants have acted for their personal benefit and the benefit of ACI as well as to the detriment of the Company’s public shareholders, by entering into the Transaction Agreement.

B.	The Proposed Buyout

50. On January 31, 2013, ACI and Online Resources issued a joint press release announcing the Proposed Buyout which stated:

Naples, FLA—January 31, 2013—ACI Worldwide (NASDAQ: ACIW), a leading international provider of payment systems, and Online Resources (NASDAQ: ORCC), a leading provider of online banking and full-service bill pay solutions, today announced that they have entered into a definitive transaction agreement. Under the terms of the agreement, ACI Worldwide will acquire Online Resources in an all cash transaction for $3.85 per share. The boards of directors of both companies have approved the transaction. [….]

The integration of ACI Worldwide and Online Resources will make available to financial institutions the preeminent online and mobile banking, bill payment and presentment solutions. ACI Worldwide is recognized as the leader in the U.S. Large Bank Market for 2012 and a Company to Watch in 2013 by Aite Group. The addition of Online Resources’ payment and presentment capabilities will benefit customers by giving them the choice and flexibility to address a broader set of needs from a single integrated source.

The acquisition would also broaden ACI Worldwide’s customer base with the addition of 1,000 banks, credit unions, billers, credit card issuers, and other credit and payment service providers.

“Built on our heritage of producing highly reliable and trusted solutions, ACI Worldwide’s mission is to deliver universal payment solutions that provide control, choice and flexibility to our customers while maintaining their peace of mind,” said Philip Heasley, President and CEO of ACI Worldwide. “Online Resources’ robust product set and talented employee base of online banking and payment experts is well-aligned with this focus and our desire to lead in a category undergoing accelerating change.”

“I believe the combination of the two companies will allow the Online Resources product suite to now achieve its full potential in the Banking and Biller Markets, provide even better services and functionality for our clients and customers, and create additional opportunity for our dedicated and hardworking employees,” said Joe L. Cowan, President and Chief Executive Officer of Online Resources. [….]

Terms of the Transaction

ACI Worldwide and Online Resources have entered into a definitive transaction agreement under which ACI Worldwide would acquire Online Resources for $3.85 per share in cash in a transaction valued at an enterprise value of approximately $263 million, which includes the redemption of Online Resources’ preferred stock. ACI Worldwide will commence a cash tender offer to purchase all outstanding shares of common stock of Online Resources no later than February 15, 2013.

Upon the successful closing of the tender offer, stockholders of Online Resources will receive $3.85 per share in cash for each share of Online Resources common stock validly tendered and not validly withdrawn in the offer, without interest and less any applicable withholding taxes. [….]

51. The $3.85 per share consideration being offered to Online Resources public stockholders in the Proposed Buyout is unfair and grossly inadequate because, among other things, the intrinsic value of Online Resources common stock is materially in excess of the amount offered given the Company’s recent financial performance together with its prospects for future growth and earnings.

52. Further, ACI will achieve significant synergies from the Proposed Buyout, enhancing the value to ACI and, in turn, the per share consideration Online Resources shareholders should receive. According to the press release announcing the Proposed Buyout, ACI anticipates “annual cost synergies of approximately $19.5 million.” It is unlikely that the $3.85 per share merger price ACI offers includes those material synergies.

C.	The Preclusive Deal Protection Devices

53. To the detriment of the Plaintiff and other members of the Class, the terms of the Transaction Agreement substantially favor ACI and are calculated to unreasonably dissuade potential suitors from making competing offers.

54. On January 31, 2013, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the terms of the Transaction

Agreement. As part of the Transaction Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Buyout a fait accompli and ensure that no competing offers will emerge for the Company.

55. Defendants are attempting to circumvent the requirements of a shareholder vote through an irrevocable “Top-Up Option” which the Online Resources Board granted to ACI. The Top-Up Option is contained in Section 2.3 of the Transaction Agreement and states that in the event ACI falls short of obtaining the minimum number of shares in the Offer necessary to effectuate a short form merger under § 253 of the Delaware General Corporations Law, ACI may purchase, at its option, the number of shares necessary for it to exceed the ninety percent threshold. The Top-Up Option therefore allows Online Resources to pursue a merge without ever having to conduct a shareholder vote.

56. ACI as part of the Proposed Buyout has entered into Shareholder Agreements with Tennenbaum Capital Partners, LLC (“Tennenbaum”), which collectively beneficially owned approximately 22.3% of all outstanding shares in Online Resources and Defendant Cowan, who beneficially owns approximately 1.4% of all the outstanding shares in Online Resources. By entering into these Shareholder Agreements, Tennebaum and Defendant Cowan have committed to tendering approximately 22.7% of all outstanding shares of Online Resources common stock in the Offer.

57. In addition to the Top-Up Option, Online Resources through the Individual Defendants agreed to onerous and preclusive deal protection devices. For example, the Transaction Agreement contains a strict “no shop” provision prohibiting the Board from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value, including soliciting alternative acquisition proposals or business combinations. The Transaction

Agreement also includes a strict “standstill” provision which prohibits, except under extremely limited circumstances, the Defendants from even engaging in discussions or negotiations relating to proposals regarding alternative business combinations. Further, in addition to the no-shop and standstill provisions, the Transaction Agreement includes a $8 million termination fee that will all but ensure that no competing offer will emerge.

58. Specifically, §5.8(a) of the Transaction Agreement includes a “no solicitation” provision barring the Board and any Company personnel from soliciting, initiating, facilitating or encouraging alternative proposals in an attempt to procure a price in excess of the amount offered by ACI. This section also demands that the Company terminate any and all prior or ongoing discussions with other potential suitors.

59. Similarly, §5.8(e) of the Transaction Agreement provides a matching rights provision whereby the Company must notify ACI of any unsolicited competing bidder’s offer within 24 hours after receipt. Then, if and only if, the Board determines that the competing offer constitutes a “Superior Proposal,” (as defined in the Merger Agreement) ACI is granted at least three (3) business days (the “Notice Period”) to amend the terms of the Transaction Agreement to make a counter-offer that the Company must consider in determining whether the competing bid still constitutes a “Superior Proposal.” Moreover, ACI will be able to match the unsolicited offer because it will be granted unfettered access to the details of the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer. Accordingly, the Transaction Agreement unfairly assures that any “auction” will favor ACI and piggy-back upon the due diligence of the foreclosed alternative bidder.

60. To further ensure the success of the Proposed Buyout, the Board locked up the deal by agreeing to pay a termination fee of $8 million. The terms of the Transaction Agreement essentially requires that the alternative bidder agree to pay a naked premium for the right to provide Online Resources shareholders with a superior offer. Accordingly, the Transaction Agreement unfairly assures that any “auction” will favor ACI and piggy-back upon the due diligence efforts of the alternative bidder.

61. These provisions cumulatively discourage bidders from making a competing bid for the Company.

D.	The Inadequacy of Disclosure Under The Schedule 14D-9

62. On February 8, 2013, Online Resources, filed with SEC its Schedule 14D-9 related to the Proposed Buyout, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2013, and in the related Letter of Transmittal. The Proposed Buyout is described in (and the Offer to Purchase and Letter of Transmittal are included in) the Tender Offer Statement filed by Acquisition Sub and ACI with the SEC on February 8, 2013. Copies of the Offer to Purchase and Letter of Transmittal are being mailed to Online Resources’ shareholders together with the Schedule 14D-9.

63. The Schedule 14D-9 fails to disclose material information concerning the events leading up to the announcement of the Proposed Buyout. In particular, the Schedule 14D-9 fails to disclose:

(a) The necessity of and basis for the Board’s determination that it was in the best interest of Online Resources’ shareholders for Online Resources to enter into, on November 15, 2012, a Non-Disclosure and Confidentiality Agreement (“Confidentiality Agreement”) with ACI;

(b) The identity or identities of any other person with whom Online Resources entered into a non-disclosure and confidentiality agreement similar in purpose or effect as the Confidentiality Agreement;

(c) The necessity of and basis for the Board’s determination that it was in the best interest of Online Resources’ shareholders for Online Resources to enter into, on November 20, 2012, a letter agreement with ACI (the “Exclusivity Agreement”), providing that until December 20, 2012 (the “Exclusivity End Date”), Online Resources would not solicit, initiate, facilitate or negotiate with any other person concerning a potential acquisition of Online Resources;

(d) The necessity of and basis for the Board’s determination that it was in the best interest of Online Resources’ shareholders for Online Resources’ agreement, on December 20, 2012, and on January 7, 2013, to extend the Exclusivity End Date such that the Exclusivity End Date continued until January 11, 2013;

(e) The identity of the December 2010 industry participant who submitted to Online Resources an unsolicited expression of interest at a substantial premium to the market price of the Online Resources’ shares at that time and what information or disclosures were made by Online Resources to the industry participant to form the basis for the industry participant’s determination of concerns about the ability to obtain U.S. Department of Justice (the “DOJ”) and U.S. Federal Trade Commission (the “FTC”) approval in connection with the antitrust review of the possible transaction;

(f) Whether the Board considered any other financial advisors prior to the retention of Raymond James & Associates, Inc. (“Raymond James”) on January 1, 2011;

(g) The identities of members of management that held meetings, made presentations or had discussions with potential partners between January 2011 to March 2011;

(h) Whether any other industry participants were solicited or considered as potential acquirers of Online Resources’ banking business as part of the March 2, 2011 non-binding indication of interest from a private equity firm to purchase the outstanding shares for $6.40 to $6.50 per share conditioned on the sale of the Online Resources’ banking business to a specific industry participant as part of the proposed transaction;

(i) The identities of members of management that held meetings, made presentations or had discussions with potential partners between November 2011 to January 2012;

(j) The basis of and reasons for January 20, 2012 withdrawal of Strategic Acquirer A’s proposal to acquire Online Resources;

(k) Whether the Board considered any other financial advisors prior to the retention of Barclays Capital (“Barclays”) on March 27, 2012;

(l) The basis for the Board’s determination between March 2012 and July 2012 that possible refinancing and restructuring proposals presented by Barclays would have dilutive effects on common stockholders and/or contained borrowing constraints implied by the limit of funds legally available, and/or would adversely impact the operation of the Online Resources’ business;

(m) The facts of and basis and likelihood of success of retrial of fee calculation of Online Resources’ former chairman and chief executive officer, Matthew P. Lawlor’s lawsuit against Online Resources;

(n) The facts of and basis and likelihood of success of possible appeal from the former chief executive officer of Internet Transaction Solutions, Inc. (“ITS”), Kent D. Stuckey, and all of the former ITS stockholders (whose business had been acquired by Online Resources in August 2007) lawsuit;

(o) The criteria used by Raymond James to identify and solicit five industry participants in a possible acquisition of Online Resources and the basis for Raymond James’ determination on November 15, 2012 that none of these industry participants “had expressed significant interest in pursuing a possible acquisition”;

(p) The facts and circumstances of Online Resources discovery in November 2012 that there was a cash deficit of approximately $4.5 million in its Princeton Biller and Banking operating accounts and its determination in January 2013 that approximately $3.8 million of the cash deficit originated prior to its acquisition of Princeton eCom in July 2006;

(q) The basis for the Board’s determination on December 18, 2012 to retain SunTrust Robinson Humphrey, Inc. (“SunTrust Robinson Humphrey”) rather than one or other investment bank to provide a fairness opinion with respect to the Offer;

(r) The basis for the Board’s determination in January 2013 that existing capital was insufficient to invest in its strategic growth plan (announced in March 2011), and that such insufficient capital would constrain future growth and increase customer concerns regarding its financial stability;

(s) The basis for Raymond James’ January 15, 2013 solicitation of a possible transaction with Strategic Acquirer A rather than or in addition to one or more other strategic and/or equity firm buyers either previously or newly contacted;

(t) The identification and details of the so-called “open issues” for the Special Committee’s consideration during the meeting of January 27, 2013, including, but not limited to, a “proposal by ACI to the effect that, while there was no assurance from ACI of continued employment or levels of compensation for Online Solutions’ executive officers post-acquisition, to the extent that the executive officers continued to be employed after the transaction they would be treated in the same manner as comparable ACI executive officers as to severance and change of control benefits”;

(u) From December 2010 to January 2013, how many potential acquisition, merger and other equity investments were solicited, offered and/or discussed by the Board and/or Special Committee and whether the parties identified as “Strategic Acquirer A, B, C, etc.,” and/or “Industry Participant A, B, C, etc.,” and/or “Private Equity A, B, C, etc.,” respectively, were the same person when so identified subsequently in the Tender Offer Statement or whether such persons were different, and if different, why such parties are identified with the same name;

(v) The basis for not contacting previously contacted parties to determine their interest prior to entering into the Exclusivity Agreement;

(w) The basis for the Special Committee’s conclusion that proposals from Private Equity Firm A and Private Equity Firm B on January 22, 2013 to redeem Online Resources’ Preferred Stock in full would have dilutive effects on common stockholders and unreasonable cash flow demands of principal and interest payments, and were therefore inferior alternatives to ACI’s Offer;

(x) What, if any, questions or issues arose among the Board or the Special Committee with respect to SunTrust Robinson Humphrey’s implied valuation reference ranges of $2.69 to $4.66 per share in its Selected Companies Analysis, and an implied valuation reference range of $4.61 to $6.57 per share in its Selected Transaction Analysis.

64. This information which bears directly on the process undertaken by the Board and the fairness of the consideration offered to Online Resources’ shareholders is material. The omission of this information regarding the process and consideration obtained renders all statements pertaining to the Board’s belief that the Proposed Buyout provided a better opportunity to the Company’s shareholders than any alternatives available misleading.

Disclosures Related to the Company’s Financial Forecasts and Financial Analyses Performed by Raymond James and SunTrust Robinson Humphrey

65. The Schedule 14D-9 also fails to disclose the free cash flows from FY 2012 to FY 2016 as used in the Discounted Cash Flow Analysis, as well as the valuation guidance provided by Raymond James to potential acquirers.

66. The Schedule 14D-9 fails to disclose the financial projection items below provided by Online Resources’ management and relied upon by SunTrust Robinson Humphrey for purposes of its analyses:

(a)	Transition Costs (2014-2016);

(b)	Cost of product sales (2012-2016);

(c)	Operating costs (2012-2016);

(d)	Operating income (2012-2016);

(e)	Stock-based compensation expense (2012-2016);

(f)	Taxes or tax rate (2012-2016);

(g)	Increases in working capital (2012-2016);

(h)	Capital expenditures (2012-2019).

67. Information regarding the financial forecasts of Online Resources is material to Online Resources’ shareholders given the reliance by the financial advisors on such information in their fairness opinions. The absence of these underlying financial projections renders the various valuation analyses conducted by the financial advisors misleading.

68. The Schedule 14D-9 fails to disclose certain information underlying the valuation analyses performed by SunTrust Robinson Humphrey in providing its fairness opinion to Online Resources. Specifically, the Schedule 14D-9 fails to disclose:

(a) With respect to the Selected Companies Analysis, the criteria for selecting the companies utilized in the analysis, the multiples observed for each company, the basis for selecting the multiple ranges 6.9x—10x enterprise value to 2012E EBITDA and 6.9x—9.2x price to 2013E EBITDA to apply to company and “Wall Street” forecasts, and which “Wall Street” forecasts were used to derive an implied equity value per share; whether SunTrust Robinson Humphrey produced any kind of benchmarking analysis with respect to Online Resources in relation to the selected comparable companies; and how, if at all, was the value of the Online Resources’ net operating losses (“NOLs”) accounted for in this analysis;

(b) With respect to the Selected Transactions Analysis, the amount of the transaction, the percentage premium for the closing price for each transaction, the criteria for selecting the transactions utilized in the analysis; whether SunTrust Robinson Humphrey produced any kind of benchmarking analysis with respect to Online Resources in relation to the selected comparable transactions; and how, if at all, was the value of the Online Resources’ NOLs accounted for in this analysis

(c) With respect to the Illustrative Discounted Cash Flow Analysis, the definitions of weighted average cost of capital, size and comparability to similarly sized companies; how was stock-based compensation treated in this analysis (i.e. cash or non-cash expense); what was the concluded present value of usable net operating loss carryforwards used in this analysis; the basis for the selection of the terminal value multiple range of 6.5x to 8.5x FY 2016E adjusted EBITDA, which appears to be significantly lower than similar multiples from the selected companies and selected transactions analyses; the inputs and assumptions used to determine the discount rate range of 15.7% to 17.7% used in this analysis.

69. This information, which formed the basis for SunTrust Robinson Humphrey’s various analyses, is material to shareholders. Without an understanding of the underlying inputs and objective criteria used by SunTrust Robinson Humphrey in its analyses, shareholders have no understanding of what factors influenced the financial advisor’s analyses, thereby rendering all statements pertaining to the analyses misleading.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

70. Plaintiff repeats and realleges each allegation set forth herein.

71. The Individual Defendants have violated fiduciary duties of care, loyalty and good faith owed to public shareholders of Online Resources.

72. By the acts, transactions and courses of conduct alleged herein, the Individual

Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Online Resources.

73. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith and independence owed to the shareholders of Online Resources because, among other reasons, they failed to take steps to maximize the value of Online Resources to its public shareholders.

74. The Individual Defendants dominate and control the business and corporate affairs of Online Resources, and are in possession of private corporate information concerning Online Resources’ assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Online Resources which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value.

75. Moreover, the Individual Defendants have failed to disclose all material information relating to the Proposed Buyout.

76. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

77. As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Online Resources’ assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

78. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

79. Plaintiff and the members of the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

On Behalf of Plaintiff and the Class

Against ACI and Acquisition Sub for Aiding and Abetting the

Individual Defendants’ Breaches of Fiduciary Duty

80. Plaintiff repeats and realleges each allegation set forth herein.

81. ACI and Acquisition Sub (collectively “The Entities”) have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Online Resources’ public shareholders, and has participated in such breaches of fiduciary duties.

82. The Entities knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, the Entities rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Buyout in breach of their fiduciary duties.

83. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representative;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Buyout, unless and until the Company adopts and implements a procedure or process to obtain a Transaction Agreement providing the best possible terms for shareholders and disclosing all material information;

C. Rescinding, to the extent already implemented, the Proposed Buyout or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: February 14, 2013	FARUQI & FARUQI, LLP

	By:	/s/ Peter B. Andrews
Peter B. Andrews (#4623)
Craig J. Springer (#5529)
20 Montchanin Road, Suite 145
Wilmington, DE 19807
Tel: (302) 482-3182
Fax: (302) 482-3612

Counsel for Plaintiff

Of Counsel:

FARUQI & FARUQI, LLP

Juan E. Monteverde

369 Lexington Ave., Tenth Floor

New York, NY 10017

Tel: (212) 983-9330

Fax: (212) 983-9331

ADEMI & O’REILLY, LLP

Guri Ademi

3620 East Layton Avenue

Cudahy, WI 53110

Tel: (414) 482-8000

Fax: (414) 482-8001